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News Release	No. 13-260
September 3, 2013

Platinum Group Metals Announces Updated Waterberg Resource of 17.5 million ounces

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces an updated independent Inferred Resource estimate for the Waterberg Joint Venture of 167 Million tonnes grading 3.26 grams per tonne of platinum, palladium and gold for a total of 17.5 million ounces with significant copper and nickel credits. (See details and metal splits below).

The resource estimate includes the “T1”, “T2” and “F” layers in an extension of the Bushveld Complex discovered in late 2011 by the Company in conjunction with its joint venture partners the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and a private empowerment partner. Platinum Group owns an effective 49.9% interest in the Joint Venture. The previously announced resource on the Joint Venture was 10.3 million ounces.

The shallowest edge of the known deposit on Joint Venture territory is on the T2 layer at 130 metres below surface. The resource estimate has been restricted to 1,000 meters vertical as a preliminary economic cut-off. The deposit is 5.5 kilometers long on the Joint Venture property and is limited to the north by the Joint Venture property boundary. The deposit remains open along strike to the north beyond the Joint Venture boundary extending on to Prospecting Right applications where Platinum Group holds an 87% effective interest with the balance held by a private empowerment partner.

Mechanized mining methods, milling and infrastructure requirements for the Waterberg platinum deposit are all being studied as part of a Preliminary Economic Assessment (“PEA”) being conducted by South African engineering firm WorleyParsons TWP. As announced in May 2013, estimated recoveries for platinum, palladium and gold (2PGE+Au) in scoping flotation tests completed at SGS Labs in South Africa averaged 88% for the T2 layer and 83% for the F layer. The resource update announced today and the baseline metallurgical work will form the basis of the PEA due to be completed at the end of 2013.

Step out drilling further northward along strike from the current Joint Venture deposit area is to be executed immediately upon final approval of the Company’s completed environmental management plan over the new extension Prospecting Rights. Drills are on standby at the property boundary to complete initial investigations on strike. Interpretation of airborne gravity and magnetic surveys by the Company provide a clear target for drilling northward over approximately a further 20 kilometers. Multiple boreholes along strike are planned to be drilled simultaneously.

PLATINUM GROUP METALS LTD.	…2

Inferred 2PGE+Au Resource Estimate, September 2, 2013

	Thickness M	Tonnes Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.30	8.50	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10	14,500	8,400
T2	3.77	39.16	1.16	2.04	0.84	4.04	29:50:21	5,107	0.18	0.10	69,400	37,600
T Total	3.38	47.66	1.14	1.95	0.77	3.86	30:50:20	5,948	0.18	0.10	83,900	46,000
F Total	3.0 to 30.0	119.05	0.91	1.98	0.13	3.02	30:65:5	11,575	0.07	0.17	78,800	202,200
Total		166.71	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15	162,700	248,200

Note: The T1 and F layers are reported with a 2g/t 2PGE+Au cut-off The T2 layer is reported based on the selection of a mining cut of a minimum of 2m consistently across all deflections

Resource Details

The resource was calculated using 111 bore holes with a total of 301 pierce points including deflections. The resource estimate was undertaken by Coffey and a number of iterations were done to confirm the validity of the estimate. The resource estimation was completed using an Inverse Distance Weighted to the Power 2 methodology and examined at various cut-off grades. The previous split of the FH and FP layers were merged into one F zone. The average thickness was calculated for the T zones that have distinct rock layer characteristics. The F zone is located consistently near the floor of the Bushveld Complex and is associated with olivine rich rocks with an average thickness of 3m to 30m. An area of F layer related to an interpreted depression in the floor rocks where thickness of the mineralization is greater than 12 meters has been given the name “Super F”. This zone will be considered separately for larger scale underground mining methods in the ongoing PEA.

Estimation methodology

The estimate for the T Layer was based on cuts identified from examination of the borehole core. The cut selection was based on a combination of the stratigraphic position, minimum thickness of 2m and consistency between the intersections from the motherhole and the deflections. The estimation was restricted based on the tenement, geological interpretation of the extent of the T layer and a maximum depth of 1,000m below surface. A geological loss of 12.5% was applied based on the geological understanding of the deposit which is informed by the regular drilling grid of 250mx250m.

The F layer estimation was undertaken on a flattened model utilizing the base of the F layer as a stratigraphic marker. The block size was selected as 125mx125mx3m (Northing, Easting, RL). A grade tonnage profile was utilised with a grade cut off of 2g/t 2PGE+Au for resource declaration. Prior to the estimation domains within the F layer were determined based on the geology and grade characteristics. These domains were independently estimated. The estimation was restricted based on the tenement, geological interpretation of the extent of the F layer and a maximum depth of 1,000m below surface. A geological loss of 12.5% was also applied to the F layer estimate.

PLATINUM GROUP METALS LTD.	…3

Qualified Person, Quality Control and Assurance

The independent Qualified Person (“QP”), under the definitions in NI 43-101, for this Press Release is Ken Lomberg of Coffey. He has a Master’s degree in engineering and has 27 years of relevant experience in precious metals and PGM evaluations. He has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times in 2013. He is satisfied that the data is appropriate for the resource estimate by reviewing the core, assay certificates and quality control information as well as reviewing the procedures on sampling, chain of custody and data base records of the Platinum Group exploration team.

Base metals and other major elements were determined by multi acid digestion with ICP finish and PGE’s were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control.

Inferred mineral resource estimates, under the CIM guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under a Prospecting Right with the exclusive right to convert that right to a Mining Right. There can be no assurance that a Mining Right will be granted with-out extensive further work and an Application to the Department of Mineral Resources of South Africa.

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum Mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd. Platinum Group acquired the Waterberg Project by filing Prospecting Right applications following a focussed new business study conducted for the Company by academic, Company and consulting geologists. JOGMEC and Platinum Group have been collaborating in exploration in South Africa for more than five years.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
     R. Michael Jones, President
     or Kris Begic, VP, Corporate Development
     Platinum Group Metals Ltd., Vancouver
     Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

PLATINUM GROUP METALS LTD.	…4

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to construct the WBJV Project 1 platinum mine and conduct further exploration and studies on the Company’s properties. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and project banking ; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.